Exhibit 99.1

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Buenaventura Announces Third Quarter and

Nine-Month 2014 Results

Lima, Peru, October 30, 2014 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the third quarter (3Q14) and Nine-month (9M14) periods ended October 30, 2014. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2014 Highlights:

•      EBITDA from direct operations was US$83.9 million in 3Q14 confirming the positive trend announced earlier this year.

•      Net Income increased 20% (US$78.3 million vs US$65.2 million) compared to 3Q13. This result included a US$59.9 million non-cash income from the Canteras del Hallazgo (Chucapaca project) acquisition.

•      Yanacocha’s gold production began its ramp up in 3Q14 to 250K ounces, in line with mining plan to reach guidance of 895k - 985k ounces.

•      Total attributable production was 217K gold ounces and 5.2 million silver ounces (compared to 228K gold ounces and 4.9K million silver ounces in 3Q13).

•      At Tambomayo project, Buenaventura expects approval of Environmental Impact Assessment (EIA) and construction permits by the end of 2014.

•      At La Zanja, drifting activities continue to confirm approximately 350K gold ounces in Alejandra underground deposit.

•      El Brocal plant is expected to operate at 18K TPD by December this year.

•      At Chucapaca project, permits for advanced explorations with underground development will start as soon as the surface property acquisition is completed.

•      Cerro Verde’s plant expansion to 360K TPD is in-line with schedule and budget. Production from this expansion is expected by 2016.

Financial Highlights (in millions of US$, except EPS figures):

(*) as of October 30, 2014, Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Operating Revenues

During 3Q14, net sales were US$308.1 million, an 8% decrease compared to the US$335.3 million reported in 3Q13. This was explained by the lower provisional pricing for lead-silver and zinc-silver concentrates.

Royalty income decreased 10%, to US$9.5 million in 3Q14 compared to the US$10.5 million reported in 3Q13. This was due to lower revenues at Yanacocha (10% lower QoQ).

Operating Highlights	3Q14	3Q13	Var%	9M14	9M13	Var%
Net Sales (in millions of US$)	308.1	335.3	-8%	879.8	949.3	-7%
Average Realized Gold Price (US$/oz)*	1,273	1,335	-5%	1,285	1,428	-10%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,274	1,331	-4%	1,284	1,458	-12%
Average Realized Silver Price (US$/oz)*	19.59	20.71	-5%	19.70	22.60	-13%
Average Realized Lead Price (US$/MT)*	2,209	2,087	6%	2,154	2,095	3%
Average Realized Zinc Price (US$/MT)*	2,369	1,868	27%	2,248	1,867	20%
Average Realized Copper Price (US$/MT)*	6,864	7,155	-4%	6,789	7,175	-5%

(*) Buenaventura’s Direct Operations

Volume Sold	3Q14	3Q13	Var%	9M14	9M13	Var%
Gold Oz Direct Operations	118,822	115,824	3%	337,050	357,097	-6%
Gold Oz inc Associated Companies	240,416	245,448	-2%	656,749	765,841	-14%
Silver Oz	4,867,652	4,482,882	9%	14,013,267	12,387,187	13%
Lead MT	4,847	6,122	-21%	13,350	20,741	-36%
Zinc MT	5,157	9,438	-45%	11,271	30,281	-63%
Copper MT	10,625	7,670	39%	29,812	17,159	74%

For the nine-month period of 2014, net sales decreased 7% from US$949.3 million in 9M13 to US$879.8 million in 9M14. Royalties decreased 33% (US$25.0 million in 9M14 vs US$37.0 million in 9M13).

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Production and Operating Costs

In 3Q14, Buenaventura’s gold equity production from direct operations decreased 6%, mainly due to lower production in Orcopampa. Gold production including associated companies decreased 5% due to lower production from Yanacocha. Silver equity production from direct operations increased 31%, mainly due to higher production in Uchucchacua and El Brocal. Silver production including associated companies increased 6%.

Equity Production	3Q14	3Q13	Var%	9M14	9M13	Var%
Gold Oz Direct Operations[1]	93,484	99,966	-6%	275,834	303,639	-9%
Gold Oz inc Associated Companies	217,308	227,589	-5%	600,661	711,022	-16%
Silver Oz Direct Operations[1]	4,970,262	3,795,849	31%	13,512,791	10,666,782	27%
Silver Oz inc Associated Companies	5,203,846	4,930,336	6%	14,080,684	14,101,919	0%
Lead MT	5,149	5,977	-14%	14,215	19,580	-27%
Zinc MT	5,163	6,842	-25%	13,530	27,076	-50%
Copper MT Direct Operations[1]	6,435	4,542	42%	17,792	9,897	80%
Copper MT inc Associated Companies	16,865	17,546	-4%	51,255	45,815	12%

Orcopampa’s (100% owned by Buenaventura) total gold production in 3Q14 was 52,317 ounces, 11% lower than the 59,086 ounces reported in 3Q13, due to the depletion of the old tailing gold ounces. Cost Applicable to Sales (CAS) in 3Q14 was US$728/oz of gold, 5% lower compared to 3Q13 (US$765/oz.). The lower cost was mainly explained by a decrease in reagent (cyanide and peroxide) consumption and prices.

At Uchucchacua (100% owned by Buenaventura), total silver production in 3Q14 was 3.3 million ounces, 13% higher than the 2.9 million ounces reported in 3Q13, mainly due to higher ore grade and recovery rate (see Appendix 2). Zinc production in 3Q14 was 1,800 MT, 12% lower than the figure reported in 3Q13 (2,055 MT), while lead production decreased 11% (2,115 MT in 3Q14 vs. 2,371 MT in 3Q13). Cost Applicable to Sales (CAS) in 3Q14 was US$15.23/oz of silver, an increase of 3% compared to 3Q13 (US$14.82/oz.) mainly explained by higher contractor expenses due to an increase in supporting and hauling activities.

At Mallay (100% owned by Buenaventura), total production in 3Q14 was 307,523 ounces of silver, 12% lower than in 3Q13 (348,626 ounces) due to lower ore volume treated and silver grade. Cost Applicable to Sales (CAS) in 3Q14 was US$14.21/oz of silver, a decrease of 4% compared to US$14.76/oz in 3Q13 due to higher zinc commercial deductions.

At Julcani (100% owned by Buenaventura), total production in 3Q14 was 774,728 ounces of silver in-line with 3Q13 production (779,776 ounces). Cost Applicable to Sales (CAS) in 3Q14 was US$15.11/oz of silver, 3% higher than 3Q13 (US$14.69/oz), mainly explained by higher contractor expenses due to productivity bonus.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 54.07% of El Brocal.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Breapampa’s (100% owned by Buenaventura) total production in 3Q14 was 19,473 ounces of gold, 3% lower when compared to the figure reported in 3Q13 (20,138 ounces). CAS in 3Q14 was US$386/oz of gold, 19% lower than the US$476/oz in 3Q13, due to a better stripping ratio (0.38 in 3Q14 vs 0.71 in 3Q13).

La Zanja’s (53.06% owned by Buenaventura) total production in 3Q14 was 36,143 ounces (19,177 ounces attributable to Buenaventura) of gold in-line with the production in 3Q13 (35,693 oz or 18,939 ounces attributable to Buenaventura). CAS in 3Q14 was US$549/oz of gold, 3% lower than 3Q13 (US$566/oz.), due to a reduction in reagent consumption and price (lime and cyanide). It is important to mention that the Company’s exploration efforts are now focused on the Alejandra underground project.

Tantahuatay’s (40.10% owned by Buenaventura) total production in 3Q14 was 37,281 ounces of gold (14,948 oz attributable to Buenaventura) 6% lower than the figure reported in 3Q13 (39,561 oz, 15,864 attributable to Buenaventura). CAS in 3Q14 was US$423/oz of gold, 28% lower than in 3Q13 (US$585/oz.), due to lower exploration expenses (land surface acquisition).

At El Brocal (54.07% owned by Buenaventura), copper production was 11,764 MT vs. 8,244 MT reported in 3Q13 (43% increase). Silver production was 0.6 million ounces 33% higher than the 0.4 million ounces reported in 3Q13. Zinc production in 3Q14 was 1,522 MT, 28% lower than the 2,117 MT reported in 3Q13. Copper CAS was US$5,025/MT in 3Q14, a decrease of 9% compared to US$5,531/MT in 3Q13, due to the higher production. Zinc CAS was US$1,320/MT, 9% lower than the US$1,449/MT reported in 3Q13.

General and Administrative Expenses

General and administrative expenses in 3Q14 were US$23.9 million, 24% higher when compared with the figure reported in 3Q13 (US$19.3 million) due to a US$1.9 million credit in the long term compensation provision in 3Q13.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 3Q14 was US$7.2 million compared with a US$5.7 million reported in 3Q13. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$4.0 million) and Tambomayo (US$3.5 million). For the nine-month 2014 period, the expense was US$32.4 million (US$23.4 million in 9M14).

Delineation of the Natalia and Camila ore-shoots at the Yumpag prospect, located 4 km northeast of the Uchucchacua mine, has shown important results for floatable ore. As of September, we have identified 300,000 MT indicated and inferred resources with 24 oz/t of silver, 15 % of manganese, 1% of lead and 2% of zinc.

At La Zanja, the underground drifting of the 3400 mine level has advanced and started to crosscut into the 400 m long and 2.0 m average thickness Alejandra vein. Sixteen positive drilling intercepts have enabled an indicated and inferred resource estimate of 700,000 MT with 15.6 g/t of gold and 220 g/t of silver mostly in oxide and transitional materials. The initial channel samples of the Alejandra vein have shown an average thickness and grade of 2.1 m@ 29.7 g/t Au & 63.0 g/t Ag over a strike length of 15 m. Significant additional potential remains open, not only at depth for copper, gold and silver sulfides, but also laterally for oxidized ore.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Share in Associated Companies

During 3Q14, Buenaventura’s share in associated companies was US$23.6 million, 42% lower when compared to the US$40.9 million reported in 3Q13, composed by:

Share in the Result of Associates (in millions of US$)	3Q14	3Q13	Var%	9M14	9M13	Var%
Cerro Verde	14.9	33.6	-56%	57.1	81.6	-30%
Coimolache (Tantahuatay mine)	6.3	4.9	29%	17.2	15.1	14%
Yanacocha	2.3	2.4	-2%	(35.0)	77.2	-145%
Other smaller investments	10.0	0.0	NA	9.0	0.0	NA
Total	23.6	40.9	-42%	39.2	173.8	-77%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 3Q14, gold production was 249,429 ounces of gold, 3% lower than 3Q13 production (256,038 oz). For the nine-month period 2014, gold production was 647,635 ounces, 22% lower than 832,941 ounces in 2013. This production was in-line with the mining plan. As such, guidance for 2014 remains at between 895k – 985k ounces.

Net income was a US$5.3 million compared to US$5.5 million in 3Q13, driven by a US$9.2 million write-down of leach pad inventory. EBITDA totaled US$158.0 million in 3Q14, a 9% increase compared to 3Q13 (US$145.2 million). For 9M14, net income was a negative US$80.3 million (compared to a positive US$176.8 million in 9M13) and EBITDA was US$170.0 million (compared to US$584.2 million in 9M13).

Capital expenditures at Yanacocha were US$36.0 million in 3Q14 (US$85.7 million in 9M14).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 3Q14 copper production was 53,268 MT (10,430 MT attributable to Buenaventura), a 20% decrease compared to 3Q13 (66,416 MT and 13,004 MT attributable to Buenaventura). For the first nine-month period of 2014, copper production was 170,906 MT (33,463 MT attributable to Buenaventura).

During 3Q14, Cerro Verde reported net income of US$85.3 million, 50% lower compared to US$171.4 million in 3Q13. This was mainly due to 27% lower sales. EBITDA totaled US$178.5 million in 3Q14, a 40% decrease compared to 3Q13 (US$295.6 million). For 9M14, net income was US$321.7 million (compared to US$416.5 million in 9M13) and EBITDA was US$627.5 million (compared to US$725.8 million in 9M13).

Capital expenditures at Cerro Verde were US$463.8 million in 3Q14 and US$1,301 million in 9M14.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 3Q14 was US$6.3 million (US$4.9 million in 3Q13). For 9M14, the contribution was US$17.2 million, compared to US$15.1 million reported in 9M13.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Net Income

Buenaventura’s 3Q14 net income was US$78.3 million (US$0.31 per share), a 20% higher when compared to US$65.2 million (US$0.26 per share) reported in 3Q13. This was explained by a US$59.9 million income related to the Canteras del Hallazgo acquisition. For 9M14, net income was US$85.3 million (US$0.34 per share), 55% lower than the US$187.8 million (US$0.74 per share) reported in 9M13.

Project Development and Exploration

Tambomayo Project (100% ownership)

Advanced exploration and mine development at Tambomayo has so far required US$ 35 million for surface – right acquisition, underground ore-shoot delineation, the ongoing Environmental Impact Study and the permitting process for construction. Measured and indicated resources are 1.6 million MT with 13.6 g/t of gold, 9.2 oz/t of silver, 2.1% of lead and 3.0% of zinc with 3.5 m average vein widths.

Chucapaca Project (100% ownership)

After acquiring the 100% of Chucapaca project, Buenaventura reached an agreement with the Santiago de Oyo Oyo community to purchase 1,380 hectares of surface rights. The legal completion of this agreement will be announced in due time. Permits for advanced exploration with underground development of the Canahuire ore bodies and diamond drilling of other prospects will start as soon as the surface property is firmed up by the Company. We expect to begin diamond drilling the Pachacutec oxide gold prospect in April 2015 and underground development of Canahuire in July 2015.

Other

At the Board of Directors meeting held October 30, 2014, the following resolutions were passed:

•	Declaration of a cash dividend for US$0.023 per share / ADS, payable on November 28, 2014.

•	Acceptance of the resignation of Mr. Francois Muths, as Vice President Operations. The Company appreciates his very important contribution after 40 years in Buenaventura.

•	Appointment of Mr. Igor Gonzales as Vice President of Operations, effective November, 1, 2014. Mr. Gonzales is a Chemical Engineer from San Antonio Abad University. He was Vice President and General Manager of Pierina Mine in Peru, President of Barrick South America, and Chief Operating Officer of Barrick Gold Corporation and worked for Southern Peru Copper Corporation Peru. Mr. Gonzales will continue to be a Board Member.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and Chucapaca projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of September 30, 2014)
	BVN	Operating
	Equity %	Mines / Business
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Canteras del Hallazgo S.A *	100.00	Chucapaca project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended Sep 30						Nine Months Ended Sep 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	119,748	116,724	3%	0	123,769	-	338,832	344,444	-2%	0	377,513	-
Ore Grade OZ/MT	0.44	0.48	-8%	0.000	0.05	-	0.45	0.49	-9%	0.000	0.05	-
Recovery Rate %	97.6%	96.7%	1%	0.0%	78.0%	-	97.1%	96.0%	1%	0.0%	76.1%	-
Ounces Produced	52,317	54,228	-4%	0	4,858	-	147,349	162,793	-9%	0	13,761	-

Orcopampa Total Production		3Q14	52,317	3Q13	59,086	9M14	147,349	9M13	176,554

	La Zanja						Tantahuatay
	3Q14	3Q13%		9M14	9M13%		3Q14	3Q13%		9M14	9M13%
Ounces Produced	36,143	35,693	1%	108,765	103,944	5%	37,281	39,561	-6%	105,085	109,250	-4%

	Breapampa
	3Q14	3Q13%		9M14	9M13%
Ounces Produced	19,473	20,138	-3%	61,629	59,964	3%

	SILVER PRODUCTION
	Three Months Ended Sep 30						Nine Months Ended Sep 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	267,963	266,741	0%	64,636	120,709	-46%	725,664	762,712	-5%	64,636	1,069,896	-94%
Ore Grade OZ/MT	14.68	13.65	8%	2.32	0.97	139%	14.85	13.86	7%	2.32	1.14	104%
Recovery Rate %	83.7%	80.2%	4%	75.2%	64.7%	16%	80.4%	81.1%	-1%	75.2%	65.8%	14%
Ounces Produced	3,293,830	2,920,872	13%	112,446	78,155	44%	8,659,942	8,572,792	1%	112,446	800,801	-86%

	ZINC PRODUCTION
	Three Months Ended Sep 30						Nine Months Ended Sep 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	267,963	266,741	0%	64,636	120,709	-46%	725,664	762,712	-5%	64,636	1,069,896	-94%
Ore Grade %	1.10%	1.22%	-10%	3.38%	2.93%	15%	1.09%	1.20%	-9%	3.38%	2.89%	17%
Recovery Rate %	61.2%	63.3%	-3%	69.8%	58.8%	19%	61.1%	65.2%	-6%	69.8%	64.3%	8%
MT Produced	1,800	2,055	-12%	1,522	2,117	-28%	4,845	5,992	-19%	1,522	19,898	-92%

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	3Q14	3Q13	9M14	9M13
Net Income	80,599	74,649	102,801	208,324
Add / Substract:	3,297	28,892	107,813	23,082
Provision for income tax, net	24,276	30,249	42,092	73,194
Share in associated companies by the equity method, net	-23,553	-40,866	-39,242	-173,840
Interest income	-60,489	-697	-64,137	-2,353
Interest expense	1,093	1,157	7,683	9,510
Loss on currency exchange difference	4,225	106	4,989	6,709
Long Term Compensation provision	0	-1,919	1,925	-20,446
Depreciation and Amortization	55,928	38,656	151,837	122,171
Workers´ participation provision	1,817	2,206	1,872	8,137
Impairment of long-term lived assets	0	0	794	0
EBITDA Buenaventura Direct Operations	83,896	103,541	210,614	231,406
EBITDA Yanacocha (43.65%)	68,980	63,389	74,216	255,004
EBITDA Cerro Verde (19.58%)	34,957	57,874	122,873	142,121
EBITDA Coimolache (40.10%)	12,961	12,761	36,610	37,902
EBITDA Buenaventura + All Associates	200,794	237,565	444,312	666,433

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of September 30, 2014 and December 31, 2013

	2014	2013
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	120,027	61,898
Trade and other accounts receivable, net	280,225	252,962
Income tax credit	49,168	37,370
Prepaid expenses	13,019	14,597
Hedge derivative financial instruments	3,775	-
Embedded derivatives for concentrate sales, net	-	1,857
Inventory, net	152,160	175,719
Total current assets	618,374	544,403

Non-current assets
Trade and other accounts receivable, net	24,178	28,079
Long-term inventory	43,247	23,366
Investment in associates	2,344,401	2,358,410
Mining concessions, development costs, property, plant and equipment, net	1,726,712	1,515,460
Investment properties	11,341	-
Deferred income tax asset	65,912	83,525
Other assets, net	3,153	7,132
Total non-current assets	4,218,944	4,015,972

Total assets	4,837,318	4,560,375

Liabilities and shareholders’ equity
Current liabilities
Overdraft and bank loans	40,504	-
Trade and other accounts payable	252,472	301,811
Provisions	66,946	69,800
Income tax payable	2,849	2,140
Hedge derivative financial instruments	-	1,093
Embedded derivatives for concentrate sales, net	7,094	-
Financial obligations	56,531	11,370
Total current liabilities	426,396	386,214

Non-current liabilities
Financial liability at fair value through profit or loss	23,026
Trade and other accounts payable	15,905	12,229
Provisions	95,555	106,376
Financial obligations	324,652	223,027
Deferred income tax liability	22,363	-
Total non-current liabilities	481,501	341,632

Total liabilities	907,897	727,846

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,497
Investment shares, net of treasury shares for US$(000)765	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,688	162,663
Other reserves	269	269
Retained earnings	2,503,753	2,421,238
Other equity reserves	1,745	104
	3,639,403	3,555,222
Non-controlling interest	290,018	277,307
Total shareholders’ equity	3,929,421	3,832,529

Total liabilities and shareholders’ equity	4,837,318	4,560,375

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

For the three and nine-month periods ended September 30, 2014 and 2013

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	308,088	335,283	879,766	949,255
Royalty income	9,532	10,538	24,956	37,033
Total operating income	317,620	345,821	904,722	986,288

Operating costs
Cost of sales, without considering depreciation and amortization	(161,255)	(163,212)	(453,848)	(494,486)
Exploration in operating units	(25,744)	(39,140)	(79,379)	(135,190)
Depreciation and amortization	(55,928)	(38,656)	(151,837)	(122,171)
Mining royalties	(7,377)	(7,272)	(21,857)	(23,867)
Total operating costs	(250,304)	(248,280)	(706,921)	(775,714)

Gross profit	67,316	97,541	197,801	210,574

Operating expenses
Administrative expenses	(23,946)	(19,316)	(75,763)	(56,484)
Exploration in non-operating areas	(7,180)	(5,686)	(32,375)	(23,361)
Paralyzation of mining units	(4,056)	-	(19,997)	-
Selling expenses	(4,338)	(4,063)	(13,122)	(12,543)
Contingencies	7,862	(2,083)	(1,781)	(4,476)
Impairment of long-term lived assets	-	-	(794)	-
Other, net	(9,507)	(1,795)	217	7,834
Total operating expenses	(41,165)	(32,943)	(143,615)	(89,030)

Operating profit	26,151	64,598	54,186	121,544

Other income, net
Share in the results of associates under equity method	23,553	40,866	39,242	173,840
Financial income	60,489	697	64,137	2,353
Financial expenses	(1,093)	(1,157)	(7,683)	(9,510)
Net loss from currency exchange difference	(4,225)	(106)	(4,989)	(6,709)
Total other income, net	78,724	40,300	90,707	159,974

Profit before income taxes and non-controlling interest	104,875	104,898	144,893	281,518

Income taxes	(24,276)	(30,249)	(42,092)	(73,194)

Net profit	80,599	74,649	102,801	208,324

Attributable to:
Owners of the parent	78,336	65,166	85,312	187,751
Non-controlling interest	2,263	9,483	17,489	20,573
	80,599	74,649	102,801	208,324

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	0.31	0.26	0.34	0.74

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three and nine-month periods ended September 30, 2014 and 2013

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	322,657	291,083	856,391	1,039,480
Value Added Tax (VAT) recovered	-	25,399	39,685	59,106
Royalties received	6,724	13,646	22,148	39,824
Dividends received	2,484	712	6,926	7,776
Interest received	477	1,992	4,306	4,133
Payments to suppliers and third-parties	(131,594)	(176,678)	(519,735)	(654,597)
Payments to employees	(50,111)	(66,545)	(157,072)	(170,277)
Payment of income tax	(13,449)	(11,392)	(31,393)	(66,380)
Payment of royalties	(5,882)	(10,497)	(16,848)	(27,991)
Payment of interest	80	(143)	(5,373)	(8,558)

Net cash and cash equivalents provided by operating activities	131,386	67,577	199,035	222,516

Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	-	40,000	-	40,000
Proceeds from collections of loans to associates	5,095	5,530	15,553	20,494
Proceeds from sales of mining concessions, property, plant and equipment	79	1,948	169	4,963
Proceeds from settlement of investment in shares	-	-	-	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(108,027)	(122,818)	(241,983)	(356,082)
Acquisitions of investment properties	-	-	(11,705)	-
Payment for purchase of investments	(80,373)	-	(80,373)	-
Associates loans granted	-	-	-	-
Contributions and investments in associates	732	(1,654)	(820)	(5,339)
		-
Net cash and cash equivalents used in investing activities	(182,494)	(76,994)	(319,159)	(295,964)

Financing activities
Increase of bank loans	38,183	21,126	40,504	21,126
Increase in financial obligations	3,119	-	186,558	60,000
Payment of financial obligations	(6,179)	(41)	(39,772)	(142)
Dividends paid	-	-	(2,797)	(76,269)
Dividends paid to non-controlling interest	(2,040)	(6,960)	(6,240)	(13,533)
Purchase of associates' shares	-	-	-	(462)

Net cash and cash equivalents provided by (used in) financing activities	33,083	14,125	178,253	(9,280)

Net increase (decrease) in cash and cash equivalents during the period	(18,025)	4,708	58,129	(82,728)
Cash and cash equivalents at the beginning of the period	138,052	99,276	61,898	186,712

Cash and cash equivalents at period-end	120,027	103,984	120,027	103,984

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2014	2013	2014	2013
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	161,255	163,212	453,848	494,486
Add:
Consolidated Exploration in units in operation	25,744	39,140	79,379	135,190
Consolidated Commercial deductions	51,285	41,020	130,199	118,548
Consolidated Selling expenses	4,338	4,063	13,122	12,543
Consolidated Cost applicable to sales	242,622	247,435	676,547	760,766

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2014	2013	2014	2013
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	5	32	-4	176
Julcani, Silver	7,123	2,514	17,979	10,837
Julcani, Lead	534	196	1,471	846
Julcani, Copper	66	45	140	227
Mallay, Silver	2,021	2,286	6,142	9,285
Mallay, Lead	1,444	1,153	4,368	4,974
Mallay, Zinc	2,285	1,258	5,451	5,180
Breapampa, Gold	8,248	9,347	27,119	37,390
Breapampa, Silver	472	546	1,771	2,315
Orcopampa, Gold	26,435	30,376	79,687	97,771
Orcopampa, Silver	808	1,030	2,306	3,742
Uchucchacua, Silver	29,854	29,108	97,122	83,176
Uchucchacua, Lead	1,906	2,243	5,818	5,751
Uchucchacua, Zinc	1,424	1,449	4,001	4,301
La Zanja, Gold	20,417	20,787	58,632	62,899
La Zanja, Silver	802	885	2,549	2,840
El Brocal, Gold	1,220	786	2,508	2,262
El Brocal, Silver	2,733	2,921	8,459	9,685
El Brocal, Lead	508	975	904	6,275
El Brocal, Zinc	901	3,630	970	14,183
El Brocal, Copper	23,726	22,892	71,394	57,115
Other Small Units, Gold	60	401	2,656	11,967
Other Small Units, Silver	2	1,618	565	4,463
Other Small Units, Lead	0	1,089	342	2,102
Other Small Units, Zinc	1	1,380	542	2,584
Non Mining Units	28,260	24,265	50,957	52,142
Consolidated Cost of sales, excluding depreciation and amortization	161,255	163,212	453,848	494,486

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2014	2013	2014	2013
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	15	-2	70
Julcani, Silver	2,781	1,223	7,819	4,274
Julcani, Lead	209	96	640	334
Julcani, Copper	26	22	61	89
Mallay, Silver	825	898	2,133	3,560
Mallay, Lead	589	453	1,517	1,907
Mallay, Zinc	932	495	1,893	1,986
Breapampa, Gold	77	268	399	2,612
Breapampa, Silver	4	16	26	162
Orcopampa, Gold	13,493	12,844	40,437	44,172
Orcopampa, Silver	412	435	1,170	1,691
Uchucchacua, Silver	5,437	5,219	18,509	18,067
Uchucchacua, Lead	347	402	1,109	1,249
Uchucchacua, Zinc	259	260	762	934
La Zanja, Gold	29	60	101	1,157
La Zanja, Silver	1	3	4	52
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Other Small Units, Gold	309	1,469	1,812	29,966
Other Small Units, Silver	11	5,924	385	11,177
Other Small Units, Lead	-2	3,988	233	5,263
Other Small Units, Zinc	3	5,052	370	6,470
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	25,744	39,140	79,379	135,190

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2014	2013	2014	2013
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	11	0	68
Julcani, Silver	1,689	891	4,853	4,169
Julcani, Lead	127	70	395	325
Julcani, Copper	16	16	41	87
Mallay, Silver	1,087	1,115	2,855	3,324
Mallay, Lead	756	563	1,966	1,781
Mallay, Zinc	1,778	614	3,858	1,854
Breapampa, Gold	18	21	76	84
Breapampa, Silver	0	0	0	0
Orcopampa, Gold	72	57	201	246
Orcopampa, Silver	0	0	0	0
Uchucchacua, Silver	10,305	10,933	26,256	32,751
Uchucchacua, Lead	699	888	1,616	2,415
Uchucchacua, Zinc	1,172	574	2,838	1,806
La Zanja, Gold	45	38	201	141
La Zanja, Silver	0	0	5	0
El Brocal, Gold	1,419	612	2,574	1,660
El Brocal, Silver	3,011	2,275	8,758	7,106
El Brocal, Lead	306	759	675	4,604
El Brocal, Zinc	617	2,827	785	10,405
El Brocal, Copper	28,148	17,828	71,668	41,902
Other Small Units, Gold	2	0	271	661
Other Small Units, Silver	-1	365	71	1,361
Other Small Units, Lead	-1	249	50	802
Other Small Units, Zinc	19	315	186	998
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	51,285	41,020	130,199	118,548

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2014	2013	2014	2013
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	3	0	8
Julcani, Silver	275	219	714	518
Julcani, Lead	21	17	58	40
Julcani, Copper	3	4	6	11
Mallay, Silver	178	157	519	538
Mallay, Lead	127	79	369	288
Mallay, Zinc	201	87	461	300
Breapampa, Gold	99	0	306	0
Breapampa, Silver	6	0	20	0
Orcopampa, Gold	251	0	706	0
Orcopampa, Silver	8	0	20	0
Uchucchacua, Silver	843	750	2,229	2,414
Uchucchacua, Lead	54	58	134	167
Uchucchacua, Zinc	40	37	92	125
La Zanja, Gold	326	133	981	348
La Zanja, Silver	13	6	43	16
El Brocal, Gold	72	55	179	171
El Brocal, Silver	162	206	605	732
El Brocal, Lead	30	69	65	474
El Brocal, Zinc	53	256	69	1,072
El Brocal, Copper	1,409	1,614	5,107	4,317
Other Small Units, Gold	5	28	130	560
Other Small Units, Silver	0	113	28	209
Other Small Units, Lead	0	76	17	98
Other Small Units, Zinc	0	96	27	121
Non Mining Units	160	0	237	13
Consolidated Selling expenses	4,338	4,063	13,122	12,543

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

	JULCANI
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5	7,123	534	-	66	7,729	32	2,514	196	-	45	2,787
Add:
Exploration Expenses (US$000)	2	2,781	209	-	26	3,017	15	1,223	96	-	22	1,356
Commercial Deductions (US$000)	1	1,689	127	-	16	1,832	11	891	70	-	16	987
Selling Expenses (US$000)	0	275	21	-	3	299	3	219	17	-	4	243
Cost Applicable to Sales (US$000)	9	11,868	890	-	110	12,877	61	4,847	379	-	86	5,373
Divide:
Volume Sold	9	785,437	522	-	21	Not Applicable	64	329,854	249	-	17	Not Applicable
CAS	988	15.11	1,707	-	5,256	Not Applicable	950	14.69	1,524	-	5,056	Not Applicable

	MALLAY
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,021.03	1,444.14	2,284.96	-	5,750	-	2,286	1,153	1,258	-	4,698
Add
Exploration Expenses (US$000)	-	824.71	589.30	932.41	-	2,346	-	898	453	495	-	1,846
Commercial Deductions (US$000)	-	1,087	756	1,778	-	3,620	-	1,115	563	614	-	2,292
Selling Expenses (US$000)	-	178.10	127.26	201.36	-	507	-	157	79	87	-	323
Cost Applicable to Sales (US$000)	-	4,110	2,916	5,196	-	12,223	-	4,457	2,249	2,453	-	9,159
Divide:
Volume Sold	-	289,181	1,869	2,753	-	Not Applicable	-	302,059	1,543	1,915	-	Not Applicable
CAS	-	14.21	1,560	1,887	-	Not Applicable	-	14.76	1,458	1,281	-	Not Applicable

	BREAPAMPA
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,248	472	-	-	-	8,720	9,347	546	-	-	-	9,893
Add:
Exploration Expenses (US$000)	77	4	-	-	-	82	268	16	-	-	-	283
Commercial Deductions (US$000)	18	-	-	-	-	18	21	-	-	-	-	21
Selling Expenses (US$000)	99	6	-	-	-	105	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	8,443	482	-	-	-	8,924	9,636	561	-	-	-	10,197
Divide:
Volume Sold	21,877	83,179	-	-	-	Not Applicable	20,235	77,129	-	-	-	Not Applicable
CAS	386	5.79	-	-	-	Not Applicable	476	7.28	-	-	-	Not Applicable

	ORCOPAMPA
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,435	808	-	-	-	27,243	30,376	1,030	-	-	-	31,405
Add:
Exploration Expenses (US$000)	13,493	412	-	-	-	13,905	12,844	435	-	-	-	13,279
Commercial Deductions (US$000)	72	0	-	-	-	73	57	-	-	-	-	57
Selling Expenses (US$000)	251	8	-	-	-	258	0	0	-	-	-	0
Cost Applicable to Sales (US$000)	40,251	1,228	-	-	-	41,479	43,277	1,465	-	-	-	44,742
Divide:
Volume Sold	55,279	113,405	-	-	-	Not Applicable	56,552	125,136	-	-	-	Not Applicable
CAS	728	10.83	-	-	-	Not Applicable	765	11.71	-	-	-	Not Applicable

	UCHUCCHACUA
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	29,854	1,906	1,424	-	33,184	-	29,108	2,243	1,449	-	32,800
Add:
Exploration Expenses (US$000)	-	5,437	347	259	-	6,044	-	5,219	402	260	-	5,881
Commercial Deductions (US$000)	-	10,305	699	1,172	-	12,176	-	10,933	888	574	-	12,395
Selling Expenses (US$000)	-	843	54	40	-	937	-	750	58	37	-	845
Cost Applicable to Sales (US$000)	-	46,440	3,006	2,895	-	52,341	-	46,010	3,590	2,320	-	51,920
Divide:
Volume Sold	-	3,048,394	1,725	1,218	-	Not Applicable	-	3,105,420	2,367	1,705	-	Not Applicable
CAS	-	15.23	1,742	2,376	-	No Applicable	-	14.82	1,517	1,360	-	No Applicable

	JULCANI
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-4	17,979	1,471	-	140	19,587	176	10,837	846	-	227	12,085
Add:
Exploration Expenses (US$000)	-2	7,819	640	-	61	8,518	70	4,274	334	-	89	4,766
Commercial Deductions (US$000)	-0	4,853	395	-	41	5,289	68	4,169	325	-	87	4,649
Selling Expenses (US$000)	-0	714	58	-	6	777	8	518	40	-	11	578
Cost Applicable to Sales (US$000)	-6	31,365	2,564	-	248	34,171	322	19,797	1,545	-	414	22,078
Divide:
Volume Sold	-3	2,249,152	1,658	-	49	Not Applicable	345	1,356,064	1,123	-	89	No Aplicable
CAS	-	13.95	1,546	-	5,014	No Applicable	934	14.60	1,376	-	4,639	No Applicable

	MALLAY
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,142	4,368	5,451	-	15,961	-	9,285	4,974	5,180	-	19,439
Add:
Exploration Expenses (US$000)	-	2,133	1,517	1,893	-	5,543	-	3,560	1,907	1,986	-	7,452
Commercial Deductions (US$000)	-	2,855	1,966	3,858	-	8,679	-	3,324	1,781	1,854	-	6,959
Selling Expenses (US$000)	-	519	369	461	-	1,350	-	538	288	300	-	1,126
Cost Applicable to Sales (US$000)	-	11,649	8,221	11,663	-	31,532	-	16,707	8,950	9,320	-	34,977
Divide:
Volume Sold	-	835,356	5,456	6,616	-	Not Applicable	-	866,336	4,957	5,796	-	Not Applicable
CAS	-	13.94	1,507	1,763	-	No Applicable	-	19.28	1,805	1,608	-	No Applicable

	BREAPAMPA
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,119	1,771	-	-	-	28,890	37,390	2,315	-	-	-	39,704
Add:
Exploration Expenses (US$000)	399	26	-	-	-	425	2,612	162	-	-	-	2,774
Commercial Deductions (US$000)	76	-	-	-	-	76	84	-	-	-	-	84
Selling Expenses (US$000)	306	20	-	-	-	326	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	27,899	1,817	-	-	-	29,716	40,085	2,476	-	-	-	42,562
Divide:
Volume Sold	65,901	285,292	-	-	-	Not Applicable	59,704	223,002	-	-	-	Not Applicable
CAS	423	6.37	-	-	-	No Applicable	671	11.10	-	-	-	No Applicable

	ORCOPAMPA
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	79,687	2,306	-	-	-	81,993	97,771	3,742	-	-	-	101,513
Add:
Exploration Expenses (US$000)	40,437	1,170	-	-	-	41,607	44,172	1,691	-	-	-	45,862
Commercial Deductions (US$000)	201	0	-	-	-	202	246	-	-	-	-	246
Selling Expenses (US$000)	706	20	-	-	-	726	0	0	-	-	-	0
Cost Applicable to Sales (US$000)	121,032	3,497	-	-	-	124,529	142,188	5,433	-	-	-	147,621
Divide:
Volume Sold	152,667	293,493	-	-	-	Not Applicable	174,862	403,855	-	-	-	Not Applicable
CAS	793	11.91	-	-	-	No Applicable	813	13.45	-	-	-	No Applicable

	UCHUCCHACUA
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	97,122	5,818	4,001	-	106,941	-	83,176	5,751	4,301	-	93,228
Add:
Exploration Expenses (US$000)	-	18,509	1,109	762	-	20,380	-	18,067	1,249	934	-	20,251
Commercial Deductions (US$000)	-	26,256	1,616	2,838	-	30,710	-	32,751	2,415	1,806	-	36,972
Selling Expenses (US$000)	-	2,229	134	92	-	2,454	-	2,414	167	125	-	2,706
Cost Applicable to Sales (US$000)	-	144,116	8,676	7,693	-	160,486	-	136,408	9,582	7,166	-	153,157
Divide:
Volume Sold	-	8,733,658	4,865	3,275	-	Not Applicable	-	7,910,875	5,849	4,856	-	Not Applicable
CAS	-	16.50	1,783	2,349	-	No Applicable	-	17.24	1,638	1,476	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

	LA ZANJA
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,417	802	-	-	-	21,219	20,787	885	-	-	-	21,672
Add:
Exploration Expenses (US$000)	29	1	-	-	-	30	60	3	-	-	-	62
Commercial Deductions (US$000)	45	-	-	-	-	45	38	-	-	-	-	38
Selling Expenses (US$000)	326	13	-	-	-	339	133	6	-	-	-	139
Cost Applicable to Sales (US$000)	20,817	816	-	-	-	21,633	21,018	893	-	-	-	21,911
Divide:
Volume Sold	37,889	99,349	-	-	-	Not Applicable	37,118	103,166	-	-	-	Not Applicable
CAS	549	8.21	-	-	-	Not Applicable	566	8.66	-	-	-	Not Applicable

	BROCAL
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,220	2,733.49	508.30	900.58	23,726	29,088	786	2,921	975	3,630	22,892	31,204
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,419	3,011	306	617	28,148	33,502	612	2,275	759	2,827	17,828	24,301
Selling Expenses (US$000)	72	162.39	30.20	53.50	1,409	1,728	55	206	69	256	1,614	2,200
Cost Applicable to Sales (US$000)	2,711	5,907	844	1,571	53,284	64,318	1,453	5,402	1,803	6,713	42,334	57,705
Divide:
Volume Sold	2,902	446,115	731	1,191	10,604	Not Applicable	1,374	318,443	1,137	4,632	7,653	Not Applicable
CAS	934	13.24	1,154	1,320	5,025	Not Applicable	1,057	16.96	1,585	1,449	5,531	Not Applicable

	NON MINING COMPANIES
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	28,260	-	-	-	-	-	24,265
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	160	-	-	-	-	-	0
Total (US$000)	-	-	-	-	-	28,420	-	-	-	-	-	24,265

	BUENAVENTURA CONSOLIDATED
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	56,385	43,816	4,392	4,610	23,792	161,255	61,729	40,908	5,657	7,717	22,937	163,212
Add:
Exploration Expenses (US$000)	13,910	9,471	1,143	1,194	26	25,744	14,656	13,717	4,939	5,806	22	39,140
Commercial Deductions (US$000)	1,557	16,091	1,886	3,586	28,164	51,285	739	15,579	2,528	4,329	17,844	41,020
Selling Expenses (US$000)	753	1,485	232	295	1,412	4,338	219	1,451	299	476	1,618	4,063
Cost Applicable to Sales (US$000)	72,606	70,863	7,653	9,685	53,394	242,622	77,343	71,655	13,422	18,328	42,420	247,435
Divide:
Volume Sold	118,822	4,867,652	4,847	5,157	10,625	Not Applicable	115,824	4,482,882	6,122	9,438	7,670	Not Applicable
CAS	-	-	-	-	-	Not Applicable						Not Applicable

	COIMOLACHE
	3Q 2014						3Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,497	1,295	-	-	-	14,793	15,595	1,102	-	-	-	16,698
Add:
Exploration Expenses (US$000)	1,184	114	-	-	-	1,298	6,376	451	-	-	-	6,827
Commercial Deductions (US$000)	37	3	-	-	-	40	255	22	-	-	-	276
Selling Expenses (US$000)	266	25	-	-	-	291	120	9	-	-	-	129
Cost Applicable to Sales (US$000)	14,984	1,437	-	-	-	16,421	22,346	1,583	-	-	-	23,929
Divide:
Volume Sold	35,434	220,227	-	-	-	Not Applicable	38,212	166,821	-	-	-	Not Applicable
CAS	423	6.52	-	-	-	Not Applicable	585	9.49	-	-	-	Not Applicable

	LA ZANJA
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	58,632	2,549	-	-	-	61,181	62,899	2,840	-	-	-	65,738
Add:
Exploration Expenses (US$000)	101	4	-	-	-	106	1,157	52	-	-	-	1,210
Commercial Deductions (US$000)	201	5	-	-	-	206	141	-	-	-	-	141
Selling Expenses (US$000)	981	43	-	-	-	1,024	348	16	-	-	-	364
Cost Applicable to Sales (US$000)	59,915	2,601	-	-	-	62,516	64,545	2,908	-	-	-	67,453
Divide:
Volume Sold	110,053	316,577	-	-	-	Not Applicable	100,267	273,139	-	-	-	Not Applicable
CAS	544	8.22	-	-	-	No Applicable	644	10.65	-	-	-	Not Applicable

	BROCAL
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,508	8,459	904	970	71,394	84,234	2,262	9,685	6,275	14,183	57,115	89,520
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,574	8,758	675	785	71,668	84,459	1,660	7,106	4,604	10,405	41,902	65,676
Selling Expenses (US$000)	179	605	65	69	5,107	6,026	171	732	474	1,072	4,317	6,767
Cost Applicable to Sales (US$000)	5,261	17,821	1,643	1,824	148,170	174,719	4,093	17,523	11,353	25,660	103,335	161,963
Divide:
Volume Sold	5,596	1,255,826	1,150	1,052	29,762	Not Applicable	3,416	916,026	6,485	16,419	17,069	Not Applicable
CAS	940	14.19	1,429	1,735	4,978	No Applicable	1,198	19.13	1,751	1,563	6,054	Not Applicable

	NON MINING COMPANIES
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	50,957	-	-	-	-	-	52,142
Add:												-
Selling Expenses (US$000)	-	-	-	-	-	237	-	-	-	-	-	13
Total (US$000)	-	-	-	-	-	51,194	-	-	-	-	-	52,156

	BUENAVENTURA CONSOLIDATED
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	170,598	136,892	12,903	10,963	71,534	453,848	212,464	126,343	19,948	26,247	57,342	494,486
Add:
Exploration Expenses (US$000)	42,748	30,046	3,499	3,025	61	79,379	77,976	38,982	8,753	9,390	89	135,190
Commercial Deductions (US$000)	3,322	42,798	4,702	7,667	71,709	130,199	2,859	48,710	9,926	15,063	41,990	118,548
Selling Expenses (US$000)	2,302	4,178	643	649	5,113	13,122	1,088	4,427	1,068	1,618	4,328	12,543
Cost Applicable to Sales (US$000)	218,970	213,915	21,746	22,304	148,417	676,547	294,387	218,462	39,695	52,318	103,749	760,766
Divide:
Volume Sold	337,050	14,013,267	13,350	11,271	29,812	Not Applicable	357,097	12,387,186	20,741	30,281	17,159	Not Applicable
CAS	-	-	-	-	-	Not Applicable						Not Applicable

	COIMOLACHE
	9M 2014						9M 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40,137	3,071	-	-	-	43,208	48,208	4,243	-	-	-	52,451
Add:
Exploration Expenses (US$000)	4,666	357	-	-	-	5,023	14,351	1,263	-	-	-	15,614
Commercial Deductions (US$000)	251	15	-	-	-	267	668	72	-	-	-	740
Selling Expenses (US$000)	722	55	-	-	-	778	423	37	-	-	-	461
Cost Applicable to Sales (US$000)	45,776	3,498	-	-	-	49,275	63,650	5,615	-	-	-	69,265
Divide:
Volume Sold	102,308	508,356	-	-	-	Not Applicable	107,069	557,509	-	-	-	Not Applicable
CAS	447	6.88	-	-	-	No Applicable	594	10.07	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

APPENDIX 6: ALL-IN SUSTAINING COST FOR 3Q14 and 9M14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	3Q14	3Q14	3Q14	3Q14
Au Ounces Sold BVN	115,921
Au Ounces bought from La Zanja	-37,889
Au Ounces Sold Net	78,032	38,271	35,434	112,546

	3Q14		3Q14		3Q14		3Q14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	84,881	1,088	21,951	574	14,793	417	102,459	910
Exploration in Operating Units	25,714	330	4,509	118	1,298	37	28,627	254
Royalties	7,065	91	312	8	0	0	7,231	64
Comercial Deductions[4]	17,783	228	818	21	40	1	18,233	162
Selling Expenses	2,087	27	339	9	291	8	2,384	21
Administrative Expenses[5]	11,997	154	238	6	418	12	12,291	109
Other Expenses	0	0	3,082	81	1,888	53	2,392	21
Other Incomes	0	0	-3,599	-94	-2,146	-61	-2,770	-25
Administrative charges	0	0	1,237	32	32	1	669	6
Sustaining Capex[6]	2,315	30	5,819	152	9,459	267	9,195	82

By-product Credit	-103,820	-1,330	-1,618	-42	-4,321	-122	-106,412	-945

All-in Sustaining Cost	48,022	615	33,088	865	21,751	614	74,299	660

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Adquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Third Quarter Nine-Month Period of 2014 Results

	Buenaventura[1] 9M14	La Zanja 9M14	Tantahuatay 9M14	Attributable Production[2] 9M14
Au Ounces Sold BVN	329,904
Au Ounces bought from La Zanja	-108,503
Au Ounces Sold Net	221,401	107,860	102,308	319,652

	9M14		9M14		9M14		9M14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	271,633	1,227	60,800	564	43,208	422	321,218	1,005
Exploration in Operating Units	79,273	358	13,202	122	5,023	49	88,292	276
Royalties	21,302	96	555	5	0	0	21,597	68
Comercial Deductions[4]	45,661	206	2,698	25	267	3	47,199	148
Selling Expenses	5,836	26	1,024	9	778	8	6,691	21
Administrative Expenses[5]	44,113	199	3,323	31	1,600	16	46,518	146
Other Expenses	0	0	8,017	74	3,861	38	5,802	18
Other Incomes	0	0	-8,448	-78	-4,765	-47	-6,393	-20
Administrative charges	0	0	2,115	20	249	2	1,222	4
Sustaining Capex[6]	16,138	73	12,532	116	15,270	149	28,910	90

By-product Credit	-301,081	-1,360	-6,224	-58	-10,072	-98	-308,421	-965

All-in Sustaining Cost	182,875	826	89,594	831	55,418	542	252,634	790

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Adquisitions of mining concessions, development costs, property, plant and equipment.